Exhibit 99.11

Decarbonizing Industry in France: TotalEnergies to Supply
Certified Sustainable Biomethane to Saint-Gobain

Paris, June 20, 2023 – TotalEnergies has signed a 100 GW biomethane purchase agreement with Saint-Gobain France for a three-year period starting in 2024.

The biomethane will be produced by TotalEnergies at its BioBéarn biomethane plant, which came on stream at the beginning of the year and whose production is certified sustainable by ISCC1 under the highest sustainability criteria of the European Union REDII Directive. TotalEnergies is one of the very first producers to obtain this certification in France.

By acquiring the Guarantees of Origin, and thanks to their sustainable certification, Saint-Gobain will be able to attest, within the framework of the EU Emissions Trading Scheme, to the decarbonization of its energy consumption in France. This contract is also an example of a purely commercial sale, i.e., non-subsidized, of biomethane.

“With this contract, TotalEnergies is supporting Saint-Gobain in its efforts to reduce greenhouse gas emissions in France, in line with TotalEnergies' ambition to help its customers decarbonize their activities. It is also a first step towards the emergence in Europe of a merchant biomethane market, allowing the development of production without public subsidies," said Stéphane Michel, President Gas, Renewables & Power at TotalEnergies. "This contract is also in line with our ambition to actively participate in the development of biogas in France, and more widely in the world.”

"The signing of this contract opens up promising prospects for biomethane players to develop infrastructures on the French territory. This first for Saint-Gobain in France demonstrates the intention to diversify the sourcing of decarbonized energy, supporting the development and viability of new local energy networks. This decarbonized energy supply is also part of Saint-Gobain's commitment to reduce its CO2 emissions by 33% (from scopes 1 and 2) by 2030 compared with 2017, and to reach carbon neutrality by 2050", said Thierry Fournier, General Director of Saint-Gobain France.

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TotalEnergies and biogas

TotalEnergies is a leading company in the European biogas segment, with production capacity of 1.1 TWh. The Company aims to become a major player in the international market by joining forces with innovative or market-leading partners such as Clean Energy, Veolia, and Ductor. It operates throughout the value chain, from project development to the marketing of this renewable gas and its byproducts, including biofertilizers and bioCO2. TotalEnergies aims to produce 20 TWh per year by 2030, equivalent to the average annual gas needs of four million French consumers and a reduction in CO2 emissions of around four million tons.

About TotalEnergies

1 International Sustainability & Carbon Certification

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About Saint-Gobain

Worldwide leader in light and sustainable construction, Saint-Gobain designs, manufactures and distributes materials and services for the construction and industrial markets. Its integrated solutions for the renovation of public and private buildings, light construction and the decarbonization of construction and industry are developed through a continuous innovation process and provide sustainability and performance. The Group’s commitment is guided by its purpose, “MAKING THE WORLD A BETTER HOME”.

€51.2 billion in sales in 2022

168,000 employees, locations in 75 countries

Committed to achieving Carbon Neutrality by 2050

For more information about Saint-Gobain, visit www.saint-gobain.com and follow us on Twitter @saintgobain

Press relations
Patricia Marie:	+33 1	88	54	26	83
Laure Bencheikh:	+33 1	88	54	26	38
Flavio Bornancin-Tomasella:	+33 1	88	54	27	96

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).